EXHIBIT  11

NANO-PROPRIETARY, INC.

COMPUTATION OF (LOSS) PER COMMON SHARE

	Three months ended December 31,			Year ended December 31,
	2007	2006	2005	2007	2006	2005

Net income (loss) applicable
to common shareholders	$(921,307)	$(1,483,105)	$(1,560,500)	$(4,256,891)	$(6,593,892)	$(5,818,816)

Weighted average number
of common shares	107,173,549	102,148,882	99,634,507	106,321,400	100,895,795	98,957,812

Net income (loss) per
per share	$(0.01)	$(0.01)	$(0.02)	$(0.04)	$(0.07)	$(0.06)

No computation of diluted loss per common share is included for the any periods because such computation results in an antidilutive loss per common share.